April 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Stacie Gorman

Pamela Howell

Re:	CONX Corp.

Schedule TO-I

Filed April 1, 2024

File No. 005-92163

Ladies and Gentlemen:

On behalf of our client, CONX Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated April 12, 2024, with respect to the Company’s Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed with the Commission on April 1, 2024.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. The Schedule TO was initially amended by Amendment No. 1, filed with the Commission on April 15, 2024.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO-I filed April 1, 2024

Questions and Answers about the Offer, page 2

1.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. This should also address the anti-dilutive provision, referenced on page 36. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders. Please provide disclosure assuming varying level of redemptions by the public shareholders.

U.S. Securities and Exchange Commission April 17, 2024 Page 2

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “Post-Transaction Beneficial Ownership” on page 75 and added a cross-reference to such disclosure under the heading “What interests do our directors, executive officers and Sponsor have in the Transaction?” on page 5.

The Company further advises the Staff, and has amended the disclosure on page 36 to clarify that the Sponsor will not receive additional securities pursuant to the referenced anti-dilution adjustment in connection with the Transaction.

2.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “Risk Factors—The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together, including the issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding founder shares, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities” on page 18.

3.	Please disclose all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the transaction. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “Risk Factors—The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together, including the issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding founder shares, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities” on page 18 and added a cross-reference to such disclosure under the heading “What securities are sought?” on page 2.

4.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “What securities are sought” on page 2.

5.	Please add disclosure in this section, and elsewhere as needed, that the equity forward transaction with Mr. Ergen is required to fund the purchase price of the Transaction.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “What is the Transaction” on page 4 and amended the first paragraph in the Section entitled “The Transaction – Equity Forward Transaction” on page 47 of the Offer to Purchase to clarify that the Company will require a portion of the proceeds from the Equity Forward Transaction in order to fund the Property Purchase Price.

U.S. Securities and Exchange Commission April 17, 2024 Page 3

What if the conditions of the Offer are not satisfied?, page 3

6.	We note your disclosure indicates that if you do not consummate the transaction by April 29, 2024, you will not be in compliance with the NASDAQ listing standards. However, we note on pages 26-27, you indicate that you received notice of non-compliance with the minimum market value requirements and that you may be delisted for that reason. Please revise the disclosure regarding compliance with Nasdaq listing requirements in this section and throughout to clearly reflect the current lack of compliance with the listing standards, the listing standards that have or may result in non-compliance, and whether you would be able to extend the listing beyond April 29, 2024. In addition, please clarify the “certain conditions” to maintaining the listing through April 29, 2024. Lastly, clarify whether you expect to meet the listing standards post asset acquisition, as it does not appear that this transaction will lead toward your compliance with this listing standard.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the following disclosures in response thereto:

•	the disclosures under the heading “What if the conditions to the Offer are not satisfied?” on page 3;

•	the disclosures under the heading “Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” on page 26;

•	The disclosure related to the question “What are the most significant conditions to the Transaction?” on page 5; and

•	the second paragraph under the heading “Market Information” on page 68.

What interests do our directors, executive officers and Sponsor have in the Transaction?, page 5

7.	Please disclose the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the following sections:

•	the disclosure under the heading “What interests do our directors, executive officers and Sponsor have in the Transaction?” on page 5;

U.S. Securities and Exchange Commission April 17, 2024 Page 4

•	the risk factor entitled “Certain of our directors and officers have potential conflicts of interest in the consummation of the Transaction and the transactions contemplated by the Seller Lease Agreement, which may incentivize them to complete a business combination on terms less favorable to stockholders rather than to liquidate our company” on page 14; and

•	the section entitled “The Transaction – Interests of Certain Persons in the Transaction” on page 51.

8.	We note that the directors may continue with the company post-Transaction. The disclosure on page 41 reflects that all executive officers and directors will remain following closing of the Transaction. Please clearly identify all executive officers and directors that will remain post Transaction. Please discuss any compensation or consulting arrangements or agreements to be entered into post transaction and quantify these interests, if known.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “Executive Officers and Directors” on page 41.

9.	Please clarify whether the Sponsor will receive additional securities pursuant to the anti-dilution adjustment referenced on page 36 based on the company’s additional financing activities. If applicable, please quantify the number and value of securities the sponsor will receive.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 36 to clarify that the Sponsor will not receive additional securities pursuant to the referenced anti-dilution adjustment in connection with the Transaction.

Will there be a concurrent sale of securities?, page 6

10.	We note your disclosure on page F-17 regarding the terms of the preferred shares to be issued. Please revise to disclose all material terms, including the lack of voting rights, the right to receive dividends, the conversion feature and the redemption rights.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosures related to the question “Will there be a concurrent sale of securities?” on page 6 to clarify the material terms of the preferred shares, including the lack of voting rights, the right to receive dividends, the conversion feature and the redemption rights.

U.S. Securities and Exchange Commission April 17, 2024 Page 5

Is there a limit on the total number of shares...?, page 11

11.	We note your disclosure on pages 11 and F-9 and Section 9.2(a) of your Amended and Restated Articles of Incorporation that the company is not able to redeem shares if such redemption would cause the net tangible assets to fall below $5,000,001. However, on page 12 and elsewhere, you assume that all of the shares are redeemed and that the value of the trust will be $0. Please reconcile such disclosures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the balance of the Trust Account will be reduced to $0 under the maximum redemption scenario, the net tangible assets of the post-Transaction Company will remain above $5,000,001 due to the cash proceeds the Company will receive upon the concurrent closing of the Equity Forward Transaction, which will be regarded as assets on the Company’s balance sheet. The Company has amended the risk factor entitled “If certain conditions are not met, we may terminate or extend the Offer” on page 12 in response to the Staff’s comment.

Risk Factors, page 12

12.	We note the statement on page 12 that “you should consider carefully all of the risks described in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 28, 2024, and in the other reports we file with the SEC before making a decision whether to tender your shares in the Offer.” We note that you are only specifically incorporating by reference to the Form 10-K for the financial statements in Item 10 of Schedule TO. Please revise to incorporate by reference the risk factors section from the relevant reports or remove such statement.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 12 to incorporate the risk factors section from our Annual Report on Form 10-K for the year ended December 31, 2023.

CONX may waive one or more of the conditions to the Transaction., page 13

13.	Please revise to clearly disclose the specific risks associated with the waiver of conditions to the Transaction.

Response: The Company acknowledges the Staff’s comment and in response thereto has removed the risk factor on the basis that it does not intend or expect to waive any of the conditions to the Transaction.

U.S. Securities and Exchange Commission April 17, 2024 Page 6

Deutsche Bank Securities Inc. the underwriter in CONX’s Initial Public Offering, was to be compensated..., page 20

14.	We note your disclosure related to the waiver of the underwriting fee of Deutsche Bank Securities Inc. (DBSI) as your underwriter. Please revise to clearly disclose that DBSI resigned from its role with respect to the Transaction. Please describe what relationship existed between DBSI and your company after the close of the IPO, including any financial or merger-related advisory services conducted by DBSI. For example, clarify whether DBSI had any role in the identification or evaluation of business combination targets and whether DBSI was involved in the preparation of any disclosure that is included in this filing, or material underlying disclosure in this filing. In addition, please revise the disclosure on page 72 regarding the deferred underwriting fees. Lastly, please provide us supplementally with any correspondence from DBSI regarding the resignation, including the letter you received from DBSI dated March 22, 2024.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 20 under the heading “Deutsche Bank Securities Inc. the underwriter in CONX’s Initial Public Offering, was to be compensated...” and the disclosure on page 72 regarding the deferred underwriting fees in response thereto. The Company respectfully advises the Staff it will provide the correspondence with DBSI, including the waiver signed by DBSI, under separate cover.

15.	Please provide us with a letter from DBSI stating whether it agrees with the statements made in this filing related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with DBSI and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If DBSI does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 20 under the heading “Deutsche Bank Securities Inc. the underwriter in CONX’s Initial Public Offering, was to be compensated...” in response thereto. As noted on that page, DBSI declined to agree or disagree with these statements.

CONX may redeem the warrants at a time that is not beneficial to warrant holders, page 21

16.	Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the risk factor under the section entitled “CONX may redeem the warrants at a time that is not beneficial to warrant holders” on page 21 of the Offer to Purchase to clarify the actions the Company will take to notify shareholders regarding when the warrants become eligible for redemption.

U.S. Securities and Exchange Commission April 17, 2024 Page 7

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns , page 23

17.	When discussing the excise tax, if applicable, please include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following the Transaction. Also describe, if applicable, the risk that if existing public investors elect to redeem their shares such that their redemptions would subject the company to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 23.

Information About CONX Following the Transaction, page 40

18.	We note your disclosure on page 40 that you “anticipate to grow through acquisition opportunities” and that “the Company is currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity.” Please expand your disclosure, including to address the timing of any such acquisitions and whether and how long the company intends to continue to own the Property. Please also revise your risk factor disclosure to address any material risk that you may change your current business plan for the company and seek to undertake potential acquisitions with other operating entities focused on communications and connectivity. Please similarly expand your cover page and summary disclosures.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on the Cover Page, page 32 and page 40, including to clarify that our current business plan is to operate the Property and concurrently seek to undertake potential acquisitions with operating entities focused on communications and connectivity.

Background of the Transaction, page 48

19.	We note your disclosure that your management has considered other targets since the IPO. Please disclose the other targets considered by management for a potential business combination, including a description of any letters of intent or confidentiality agreements entered into with potential target companies, and explain how the company ultimately determined that it would be best to acquire a property instead of entering into a combination with another business.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 47.

20.	Please provide more specificity regarding Mr. Kiser’s initial conversations regarding a potential acquisition of the property, including how the property was identified as a potential acquisition and who identified it as a target. Clearly disclose when the initial conversations occurred and the specifics of such conversations.

U.S. Securities and Exchange Commission April 17, 2024 Page 8

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 47.

21.	When discussing the various meetings in this section, please clearly disclose the individuals present, rather than refer to discussions among the parties or meetings of the Transaction Committee. Clearly disclose all meetings involving Mr. Kiser and Mr. Ergen. Please discuss in greater detail the negotiations of the terms of the agreement.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 47.

Anticipated Accounting Treatment, page 52

22.	We note your disclosure that the purchase of the Property in the Transaction is intended to be accounted for as an asset acquisition. In addition, consistent with the accounting requirements for transactions among entities under common control, the Property will initially be recorded at Seller’s historical carrying value. Please expand your disclosures to detail the relationship between the Company, Charles Ergen and EchoStar Corporation prior to the Transaction that supports the common control determination for accounting purposes. Your expanded disclosures should include the basis for your conclusion. Reference is made to the guidance outlined within ASC 805-50-15-6.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 52.

Unaudited Pro Forma Condensed Financial Information, page 76

23.	Please expand your disclosures in your description of adjustment (AA) to your unaudited pro forma combined statement of operations to disclose the historical carrying value and depreciable life of the property.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure in the unaudited pro forma combined statement of operations attached as Exhibit (A)(5)(B) to Amendment No. 2.

24.	We note your adjustment (FF) reflects the incremental interest income at a 5% interest rate of return generated from the cash held by the Company, after taking into consideration the funds received from the issuance of the Company’s Series A Preferred Stock, payment of the Purchase Price for the Property and other Transaction related expenditures. Please tell us how the Company determined the 5% interest income in arriving at the pro forma adjustment and tell us the basis in Article 11 of Regulation S-X that the Company is relying on to include the pro forma impact of interest income.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure in the unaudited pro forma combined statement of operations attached as Exhibit (A)(5)(B) to Amendment No. 2.

U.S. Securities and Exchange Commission April 17, 2024 Page 9

25.	Notwithstanding our prior comment, please tell us why you continue to reflect the interest earned on investments held in the trust account as interest income when the cash held within the Trust has been reclassified. Please clarify.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure in the unaudited pro forma combined statement of operations attached as Exhibit (A)(5)(B) to Amendment No. 2.

26.	Please expand your disclosure to further describe the calculation of the combined 24% tax rate.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure in the unaudited pro forma combined statement of operations attached as Exhibit (A)(5)(B) to Amendment No. 2.

General

27.	Please advise why this tender offer is not subject to Exchange Act Rule 13e-3. In the alternative, please file and disseminate a Schedule 13E-3.

Response: The Company respectfully advises the Staff that in the Company’s, and our, view Rule 13e-3 is not applicable to the Transaction because of the exception set forth in Rule 13e-3(g)(4). The Company notes that, as provided in Rule 13e-3(g)(4), the tender offer is being effected “pursuant to specific provisions set forth in the instrument creating or governing that class of equity securities.” Pursuant to the Company’s Amended and Restated Articles of Incorporation, which is the instrument governing the Class A Common Stock, if the Company “offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination . . . pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act (or any successor rule or regulation)”. Accordingly, the Company is obligated, pursuant to its Amended and Restated Articles of Incorporation, to initiate a tender offer for the redemption of its shares of Class A Common Stock in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act.

U.S. Securities and Exchange Commission April 17, 2024 Page 10

In addition, even if the aforesaid exception to Rule 13e-3 were not available, the Company respectfully advises the Staff that it is of the view that Rule 13e-3 should not be applicable to the Offer because the Offer is not a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3). An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

•	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

First, the Company respectfully advises the Staff that the Offer does not have the “purpose” of producing, either directly or indirectly, any of the effects set forth in Rule 13e-3(a)(3). Rather, as noted above, the Offer is being made because the Company is required under its Amended and Restated Articles of Incorporation to provide holders of its Class A Common Stock the opportunity to have their shares redeemed in a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act.

Second, the Company respectfully advises the Staff that in the Company’s view the Offer does not have “a reasonable likelihood” of producing, either directly or indirectly, any of the effects set forth in Rule 13e-3(a)(3). The Company’s shares of Class A Common Stock are registered under Section 12(b) and therefore are not subject to Section 12(g) or Section 15(d) of the Exchange Act. The Company believes that the Offer should not be deemed to “cause” its Class A Common Stock to be no longer listed on Nasdaq. Instead, as discussed in the Offer to Purchase, if the Company does not consummate the Transaction by April 29, 2024, it will not be able to demonstrate compliance with Nasdaq’s listing requirements and its shares of Class A Common Stock could be delisted from Nasdaq. Accordingly, although there can be no assurance as to the outcome of the Offer or the Company’s ability to continue to be listed on Nasdaq, the Company believes that a delisting would not be more likely to occur if the Offer were completed than if the Offer were not completed. In fact, as described in Amendment No. 2, the Nasdaq Hearing Panel made it a condition to its determination to grant the Company an exception for its securities to continue to be listed on Nasdaq that (i) the Company executed a definitive agreement to complete a business combination by March 11, 2024 (which condition was satisfied by the execution of the Purchase Agreement on March 10, 2024), and (ii) on or before April 29, 2024, the Company demonstrates compliance with all applicable requirements for continued listing on Nasdaq. If the Company does not consummate the Offer, it will not be able to demonstrate such compliance. C&DI 104.01, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, provides that a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). In analogy, for the reasons above, the Company believes that the Offer should not be deemed to have the effect of “causing” its Class A Common Shares to be no longer listed on Nasdaq.

U.S. Securities and Exchange Commission April 17, 2024 Page 11

The Company intends and desires to remain listed on Nasdaq subsequent to the consummation of the Offer. Although there can be no assurance as to the outcome of the Offer or the Company’s ability to continue to be listed on Nasdaq, the Company believes the prospects of the Company following the Transaction are reasonably likely to preserve a sufficient portion of its shareholder base.

28.	We note, in your Form S-1, on page 7, you state that if you seek to enter into a business combination with an affiliate, you will obtain an opinion from an independent investment banking firm or a valuation or appraisal firm. We also note that the transaction is conditioned upon the company obtaining such fairness opinion; however, none has been obtained to date. Please clarify whether this is a waivable condition. Please also tell us how you intend to inform investors about the result of the opinion that you stated would be provided. Further, please clarify what reports have been provided to you by BDO, as referenced on page 48.

Response: The Company acknowledges the Staff’s comment and in response thereto has added a new section titled “Property Appraisal by BDO” on page 54 of the Offer to Purchase and a new section titled “Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company” is inserted after the Section entitled “Property Appraisal by BDO.”

29.	We note your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and in response thereto has added a new risk factor entitled “Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented” under the section entitled “Risks Relating to the Offer and the Transaction” on page 21 of the Offer to Purchase to disclose this potential conflict of interest.

30.	Please add a conflicts of interest section, which should highlight all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the asset purchase. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

U.S. Securities and Exchange Commission April 17, 2024 Page 12

Response: The Company acknowledges the Staff’s comment and in response thereto has added a new risk factor entitled “Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented” under the section entitled “Risks Relating to the Offer and the Transaction” on page 21 of the Offer to Purchase and a new section entitled “Conflicts of Interest” on page 52 of the Offer to Purchase to disclose the interests held by the sponsor and the company’s officers and directors.

Please contact me at (212) 558-3287 or schollmeyerm@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Schedule TO.

Sincerely,

/s/ Mario Schollmeyer
Mario Schollmeyer